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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No ___ )*


                                    RTW, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74974R 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Tamara Ladwig, RTW, Inc.
                         8500 Normandale Lake Boulevard,
                  Minneapolis, MN 55439,  Phone: (612) 897-5569
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 23, 1996
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 8 Pages

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CUSIP NO. 74974 R 107                 13D                      PAGE 2 OF 8 PAGES
                                                                   ---  ---

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David C. Prosser

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
                                                  396,650
       SHARES
                         8    SHARED VOTING POWER
   BENEFICIALLY

      OWNED BY                                    168,241

        EACH             9    SOLE DISPOSITIVE POWER

    REPORTING                                     396,650

       PERSON            10   SHARED DISPOSITIVE POWER

        WITH                                      168,241

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     564,991

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             4.7
14   TYPE OF REPORTING PERSON*


                                              IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 74974 R 107                 13D                      PAGE 3 OF 8 PAGES
                                                                   ---  ---

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Margaret F. Prosser

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
                                                  1,736,915
       SHARES
                         8    SHARED VOTING POWER
   BENEFICIALLY

      OWNED BY                                    0

        EACH             9    SOLE DISPOSITIVE POWER

    REPORTING                                     1,736,915

       PERSON            10   SHARED DISPOSITIVE POWER

        WITH                                      0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,736,915

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             14.7
14   TYPE OF REPORTING PERSON*


                                              IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item  1.  SECURITY AND ISSUER

     (a)  NAME OF ISSUER

          RTW, Inc., a Minnesota corporation
          Common Stock, No Par Value

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          8500 Normandale Boulevard, Suite 1400, Bloomington, MN  55437.

Item 2.   IDENTITY AND BACKGROUND

     (a) NAME. This statement is being jointly filed by David C. Prosser and Margaret F. Prosser, husband and wife.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE. The principal address of David C. Prosser and Margaret F. Prosser is 6 MacLynn Road Excelsior, MN 55331.

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT.   David C. Prosser is
          President and Chief Executive Officer of RTW, Inc. Margaret F. Prosser is not employed.

     (d)  CRIMINAL PROCEEDINGS. -  None.

     (e)  LITIGATION.  - None.

     (f)  CITIZENSHIP. Mr. and Mrs. Prosser are citizens of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See Item 4.

Item 4.   PURPOSE OF TRANSACTION

     On September 23, 1996, 1,736,915 shares of common stock were distributed to Margaret F. Prosser from the David C. Prosser Irrevocable Insurance Trust pursuant to the Order for Reformation of Trust, dated July 29, 1996, issued by the Second Judicial Circuit Court, County of Minnehaha, State of South Dakota. No consideration was paid by Mrs. Prosser in connection with the receipt of the shares.

     David C. and Margaret F. Prosser hold the securities for investment purposes. The Prossers may, from time to time, (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to the Prossers) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.


                                Page 4 of 8 Pages

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     Except as set forth above, the Prossers have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     As of September 23, 1996, the ownership of David C. and Margaret F. Prosser was as follows:

     DAVID C. PROSSER

     (a)  Amount Beneficially Owned - 564,991

     (b) Of the shares owned by Mr. Prosser, Mr. Prosser has the power to vote as follows:

     (i)   Sole power to vote or direct the vote - 396,650
     (ii)  Shared power to vote or direct the vote - 168,241
     (iii) Sole power to dispose or direct the disposition of - 396,650
     (iv)  Shared power to dispose or direct the disposition of  - 168,241

     MARGARET F. PROSSER

     (a)  Amount Beneficially Owned - 1,736,915

     (b) Of the shares owned by Mrs. Prosser, Mrs. Prosser has the power to vote as follows:

     (i)   Sole power to vote or direct the vote - 1,736,915
     (ii)  Shared power to vote or direct the vote - 0
     (iii) Sole power to dispose or direct the disposition of - 1,736,915
     (iv)  Shared power to dispose or direct the disposition of  - 0

     Of the shares listed above, 1,736,915 shares are owned directly by Margaret
F. Prosser and the following shares are beneficially owned by David C. Prosser:
(i) 100 shares are deemed owned present to currently exercisable options (ii) 168,241 shares held by the RTW, Inc. Employee Stock Ownership Plan (iii) 173,700 shares are held by the David C. Prosser 1996 Charitable Remainder Trust for which Mr. Prosser serves as trustee (iv) 47,800 shares are held by the David C. Prosser 1995 Charitable Remainder Trust for which Mr. Prosser serves as trustee. David C. Prosser and Margaret F. Prosser each disclaim any beneficial ownership of the shares held the other.

     (c) RECENT TRANSACTIONS. On August 2, 1996, 7,200 were gifted by David C. Prosser. On August 4, 1996, 200 shares were sold by the David C. Prosser 1995
Charitable Remainder Trust at a price of $28.50 per share.   On August 7, 1996,
6,300 shares were sold by the David C. Prosser 1996 Charitable Remainder Trust. at a price of $28.50 per share.

     (d)  Not applicable.

                                Page 5 of 8 Pages

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     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Joint Filing Agreement.

                                Page 6 of 8 Pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 30, 1996                      /s/ David C. Prosser
                                        ----------------------------------------
                                        David C. Prosser


                                        /s/ Margaret F. Prosser
                                        ----------------------------------------
                                        Margaret F. Prosser


                                Page 7 of 8 Pages

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                                    EXHIBIT I

                             JOINT FILING AGREEMENT


     The undersigned, David C. Prosser and Margaret F. Prosser, hereby agree that this Schedule 13D relating to securities of RTW, Inc. shall be filed on behalf of each of them.


Dated: September 30, 1996

                                        /s/ David C. Prosser
                                        ----------------------------------------
                                        David C. Prosser


                                        /s/ Margaret F. Prosser
                                        ----------------------------------------
                                        Margaret F. Prosser


                                Page 8 of 8 Pages

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